SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                            (AMENDMENT NO. ______) (1)


                         AMALGAMATED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   022780 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  ROBERT ELLIN
                             C/O TRINAD CAPITAL L.P.
                          153 EAST 53RD ST., 48TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 521-5180

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 APRIL 19, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.


---------------------------

              (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 022780 10 0                     13D
                    ------------
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TRINAD CAPITAL LP                                     20-0593276
--------- ------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) |_|
                                                                                                   (b)  X
--------- ------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *          WC
--------- ------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                                                                                                       |_|
--------- ------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
--------- ------------------------------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER
       SHARES            ----- ---------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8    SHARED VOTING POWER                       1,794,435
        EACH             ----- ---------------------------------------------------------------------------------
      REPORTING
     PERSON WITH          9    SOLE DISPOSITIVE POWER
                         ----- ---------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                  1,794,435
------------------------ ----- ---------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         1,794,435
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                              |_|
--------- ------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                      44.6%
--------- ------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                              PN
--------- ------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 022780 10 0                     13D
                    ------------
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TRINAD MANAGEMENT LLC                                 20-0591302
--------- ------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) |_|
                                                                                                   (b)  X
--------- ------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *          WC
--------- ------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                                                                                                       |_|
--------- ------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
--------- ------------------------------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER
       SHARES            ----- ---------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8    SHARED VOTING POWER                       1,755,548
        EACH             ----- ---------------------------------------------------------------------------------
      REPORTING
     PERSON WITH          9    SOLE DISPOSITIVE POWER
                         ----- ---------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                  1,755,548
------------------------ ----- ---------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         1,755,548
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                              |_|
--------- ------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                      43.6%
--------- ------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                              OO
--------- ------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 022780 10 0                     13D
                    ------------
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TRINAD ADVISORS GP, LLC                               10-0591650
--------- ------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) |_|
                                                                                                   (b)  X
--------- ------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *          WC
--------- ------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                                                                                                       |_|
--------- ------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
--------- ------------------------------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER
       SHARES            ----- ---------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8    SHARED VOTING POWER                       1,794,435
        EACH             ----- ---------------------------------------------------------------------------------
      REPORTING
     PERSON WITH          9    SOLE DISPOSITIVE POWER
                         ----- ---------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                  1,794,435
------------------------ ----- ---------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         1,794,435
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                              |_|
--------- ------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                      44.6%
--------- ------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                              OO
--------- ------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 022780 10 0                     13D
                    ------------
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ROBERT ELLIN                              N/A
--------- ------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) |_|
                                                                                                   (b)  X
--------- ------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *          WC
--------- ------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                                                                                                       |_|
--------- ------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES
--------- ------------------------------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER
       SHARES            ----- ---------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8    SHARED VOTING POWER                       3,549,983
        EACH             ----- ---------------------------------------------------------------------------------
      REPORTING
     PERSON WITH          9    SOLE DISPOSITIVE POWER
                         ----- ---------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                  3,549,983
------------------------ ----- ---------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         3,549,983
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                              |_|
--------- ------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                      88.2%
--------- ------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                              IN
--------- ------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------                    -----------------------------------------------
           CUSIP NO. 022780 10 0                     13D
                    ------------
---------------------------------------------                    -----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          IRWIN GROSS
--------- ------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) |_|
                                                                                                   (b)  X
--------- ------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS *          WC
--------- ------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                                                                                                       |_|
--------- ------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES
--------- ------------------------------------------------------------------------------------------------------

       NUMBER OF          7    SOLE VOTING POWER
        SHARES           ----- ---------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       3,549,983
         EACH            ----- ---------------------------------------------------------------------------------
       REPORTING
      PERSON WITH         9    SOLE DISPOSITIVE POWER
                         ----- ---------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER                  3,549,983
------------------------ ----- ---------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         3,549,983
--------- ------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                              |_|
--------- ------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                      88.2%
--------- ------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                              IN
--------- ------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.       SECURITY AND ISSUER.

The title of the class of equity securities to which this statement relates is common stock, $.0001 par value (the "Common Stock") of Amalgamated Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is c/o Trinad Capital, L.P., 153 East 53rd St., 48th Fl. New York, NY 10022, (212) 521-5180.

ITEM 2.       IDENTITY AND BACKGROUND.

This statement is being filed jointly by Trinad Capital L.P., Trinad Management LLC, Trinad Advisors GP, LLC, Robert Ellin and Irwin Gross (collectively, the "Reporting Persons").

Trinad Capital L.P., is a Delaware limited liability partnership and is a hedge fund dedicated to investing micro-cap companies. Trinad Management, LLC is a Delaware limited liability company principally engaged in managing the administrative matters of Trinad Capital L.P. Trinad Advisors GP, LLC is a Delaware limited liability company principally engaged in serving as the general partner of Trinad Capital L.P. Robert Ellin is a citizen of the United States and (i) the managing member of each of Trinad Management LLC and Trinad Advisors GP, LLC, (ii) the holder of 40% of the membership interests in each of Trinad Management LLC and Trinad Advisors GP, LLC, and (iii) the holder of approximately 14% of the partnership interests in Trinad Capital L.P. Irwin Gross is a citizen of the United States and (i) the managing member of each of Trinad Management LLC and Trinad Advisors GP, LLC, (ii) the holder of 40% of the membership interests in each of Trinad Management LLC and Trinad Advisors GP, LLC, and (iii) the holder of approximately 14 % of the partnership interests in Trinad Capital L.P.

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Trinad Capital L.P.           Delaware limited partnership
                              General Partner - Trinad Advisors GP, LLC

Trinad Management LLC         Delaware limited liability company
                              Managing Members - Robert Ellin, Irwin Gross
                              Managing Director - Jay Wolf

Trinad Advisors GP,  LLC      Delaware limited liability company
                              Managing Members - Robert Ellin, Irwin Gross
                              Managing Director - Jay Wolf

Robert Ellin                  Citizenship - United States
                              Managing Member, Trinad Management LLC
                              Managing Member, Trinad Advisors GP, LLC

Irwin Gross                   Citizenship - United States
                              Managing Member, Trinad Management LLC
                              Managing Member, Trinad Advisors GP, LLC

The address of the principal business office of each of the Reporting Persons is c/o Trinad Capital L.P., 153 East 53rd St., 48th Floor, New York, NY 10022.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital.

ITEM 4.       PURPOSE OF TRANSACTION.

All of the shares of Common Stock reported herein were acquired for investment purposes. On April 19, 2004 Trinad Capital, L.P., and its affiliated entities acquired control of the Company by purchasing approximately 88% of the issued and outstanding Common Stock from the Company's existing stockholders. The acquisition of Common Stock occurred pursuant to the following transactions (all of which occurred on April 19, 2004): (i) Trinad Capital L.P. and David Rector ("Rector"), the Company's former President and Chief Executive Officer, entered into a Stock Purchase Agreement pursuant to which Rector sold Trinad Capital L.P. 1,223,871 shares of Common Stock; (ii) Trinad Capital L.P. and various shareholders of the Company entered into a Stock Purchase Agreement pursuant to which such shareholders sold Trinad Capital L.P. 570,564 shares of Common Stock;
(iii) Trinad Management LLC and Rector entered into a Stock Purchase Agreement pursuant to which Rector sold Trinad Management LLC 1,223,872 shares of Common Stock; and (iv) Trinad Management LLC and various shareholders of the Company entered into two separate Stock Purchase Agreements pursuant to which such shareholders sold Trinad Management LLC an aggregate of 531,676 shares of Common Stock.

Subsequent to the closing of such purchases (i) Robert Ellin was appointed a member of the Company's board of directors; (ii) Rector resigned from all positions he held as an officer of the Company; (iii) Irwin Gross was appointed Chief Executive and Chief Financial Officer of the Company; (iv) Robert Ellin was appointed President of the Company; and (v) Jay Wolf was appointed Secretary of the Company.

Subsequent to the offering the new management of the Company shall consummate a common stock financing in which the Company will raise net proceeds from accredited investors of at least $5,000,000. The Company will use the proceeds of such financing to seek additional business opportunities for the Company.

Except as described above, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

As of the date hereof, Trinad Capital L.P., Trinad Advisors GP, LLC (as the general partner of Trinad Capital L.P.), Trinad Management LLC, Robert Ellin (as the Managing Member of each of Trinad Advisors GP, LLC and Trinad Management
LLC) and Irwin Gross (as the Managing Member of each of Trinad Advisors GP, LLC and Trinad Management LLC.) are deemed to beneficially own an aggregate of 3,549,983 shares of Common Stock, representing approximately 88.2% of the number of shares of Common Stock stated to be outstanding by the Company in its Annual Report on Form 10-KSB filed April 14, 2004. Trinad Capital L.P. is deemed to be the direct beneficial owner of 1,794,435 shares of Common Stock, and Trinad Management LLC is deemed to be the direct beneficial owner of 1,755,548 shares of Common Stock. Trinad Advisors GP, LLC is deemed to be the indirect beneficial owner of 1,794,435 shares of Common Stock, Robert Ellin is deemed to be the indirect beneficial owner of

3,549,983 shares of Common Stock and Irwin Gross is deemed to be the indirect beneficial owner of 3,549,983 shares of Common Stock. Each of Trinad Advisors GP, LLC, Robert Ellin, Irwin Gross and Jay Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by each of Trinad Capital L.P. and Trinad Management LLC (except for the indirect interest of Trinad Advisors GP, LLC by virtue of being the general partner of Trinad Capital LLC, and the indirect interest of each of Robert Ellin, Irwin Gross and Jay Wolf by virtue of being members of each of Trinad Advisors GP, LLC, Trinad Management LLC and Robert Ellin and Irwin Gross by virtue of being limited partners of Trinad Capital L.P.). Trinad Advisors GP, LLC, Robert Ellin and Irwin Gross have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have effected the following transactions in the shares of the Company's equity securities within the past 60 days:

On April 19, 2004, Trinad Management LLC purchased 100 shares of preferred stock of the Company, which is convertible into 100,000 shares of Common Stock for an aggregate purchase price of $100,000.

Neither the Reporting Persons nor the executive officers and directors listed in
Item 2 have effected any other transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH  THE
ISSUER.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Stock Purchase Agreement dated April 19, 2003 by and between David Rector and Trinad Capital L.P. Exhibit B - Stock Purchase Agreement dated April 19, 2003 by and between Trinad Capital L.P. and the shareholders listed on Exhibit A attached thereto.

Exhibit C - Stock Purchase Agreement dated April 19, 2003 by and between David Rector and Trinad Management LLC. Exhibit D - Stock Purchase Agreement dated April 19, 2003 by and between Trinad Management LLC and the shareholders listed on Exhibit A attached thereto.

Exhibit E - Stock Purchase Agreement dated April 19, 2003 by and between Trinad Management LLC and the shareholders listed on Exhibit A attached thereto.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       TRINAD CAPITAL L.P.


April 30, 2004         By:      /s/ Robert Ellin
                       Name:  Robert Ellin
                       Title:  Managing  Member  of  Trinad  Advisors  GP,  LLC,
                       the General Partner of Trinad Capital L.P.

                       TRINAD MANAGEMENT LLC


April 30, 2004         By:      /s/ Robert Ellin
                       Name:  Robert Ellin
                       Title: Managing Member

                       TRINAD ADVISORS GP, LLC


April 30, 2004         By:      /s/ Robert Ellin
                       Name:  Robert Ellin
                       Title: Managing Member

                       ROBERT ELLIN


April 30, 2004         /s/ Robert Ellin


                       IRWIN GROSS


April 30, 2004         /s/ Irwin Gross




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).